Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

KapitalWise, Inc.
43 West 23rd Street
New York, NY 10010
https://www.kapitalwise.com/

Up to $432,997.32 in Common Stock at $1.47
Minimum Target Amount: $9,998.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: KapitalWise, Inc.
Address: 43 West 23rd Street, New York, NY 10010
State of Incorporation: DE
Date Incorporated: April 11, 2017

Terms:

Equity

Offering Minimum: $9,998.94 | 6,802 shares of Common Stock
Offering Maximum: $432,997.32 | 294,556 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.47
Minimum Investment Amount (per investor): $249.90

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and

power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.


Investment Incentives and Bonuses*


Time-Based:

Friends and Family Early Birds

Invest within the first 72 hrs and receive an additional 20% bonus shares.

Very Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+ | Silver Tier

Access to KapitalWise quarterly investor update emails to stay up to date on new product launches, partnerships, customer lists, and team updates.

$1,000+ | Gold Tier

KapitalWise T-Shirt + Access to KapitalWise quarterly investor update emails + 5% bonus shares.

$5,000+ | Platinum

Gold Tier Perk + 15% bonus shares.

$10,000+ | Diamond Tier

Gold Tier Perk + 20% bonus shares.


The 10% Bonus for StartEngine Shareholders


KAPITALWISE, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc.

OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.47/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $147. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

KapitalWise's artificial intelligence (AI) platform was created to help banks hyper-personalized customer engagement. The platform seeks to detect and predict customer credit, financial, and life events. It then notifies bank relationship managers and provides recommendations to help customers achieve their financial goals. KapitalWise has designed its platform to help relationship managers create more personalized relationships with clients that they can then use to upsell and cross-sell appropriate products and services. Banks can also make use of the KapitalWise API platform to improve consumer engagement through automated marketing or extending the insights through digital channels such as the bank's mobile app or online banking portals. By making customer interactions more efficient, KapitalWise believes it can help banking clients improve customer retention and reduce employee headcount.

Competitors and Industry

The Company's primary competitors are Flybits, Kasisto, Personetics Segmint, and Strands.

KapitalWise is a data analytics platform for banks and financial institutions. We believe we are uniquely positioned as a platform that detects and analyze consumer's life and financial events to facilitate bank recommendation of products and services to help their customers achieve financial goals. We aim to differentiate ourselves from our competitors by acting as a data aggregation platform for consumer data to provide improved insights on what's changing with the consumer's life and how to better engage them. For larger financial institutions that may have in-house data science capacity, we aim to help them get to market faster by plugging in our solution rather

than building it from scratch in-house.

The financial services sector is one of the largest and most valuable markets in the world. In the U.S., the finance and insurance industries account for 8% of GDP ($1.24 trillion). The banking industry has begun to invest heavily in new technologies to transform its businesses into digital service providers. Banking participants are doing so by either partnering with and/or purchasing financial technology startups, otherwise known as "FinTech" companies.

According to Gartner, the total customer relationship management (CRM) market size (of which financial services CRM is a part of) reached $48.2 billion in 2018, growing by 15.6%. Approximately 72.9% of CRM spending was on software-as-a-service (SaaS), due to its agility and flexibility. According to SelectHub, the market size is expected to reach $80 billion by 2025. Two of the faster-growing categories of CRM are expected to be marketing automation and customer service, with 15.86% and 14.37% compound annual growth rates (CAGR), respectively.

Current Stage and Roadmap

KapitalWise has identified two target customer groups: large U.S. banks and global banks in the U.S. market, and regional/community banks and credit unions in the U.S. The Company has been building a deal pipeline by leveraging a network of contacts that have been cultivated from its participation in startups accelerators, banking associations, and company advisors. One method the company hopes to use to gain traction is pursuing strategic partnerships with larger financial technology providers. KapitalWise would like to provide these larger technology providers with solutions on top of their existing core technology.

Thus far, the Company has had some early success with email marketing campaigns. As the Company continues to build traction, it hopes to launch a full-scale email marketing campaign aimed at decision-makers at large financial institutions. The campaign will include several versions to target financial institutions based on the product features KapitalWise believes it can offer to fill a gap in their current systems.

Additionally, KapitalWise intends to continue building its network of industry contacts through attending, presenting at, and exhibiting at fintech and banking events. The Company believes direct interaction with banking executives, particularly with those attending events focused on innovation, is the most powerful way to start a conversation that could lead to a sale conversion.

These conversations also provide valuable feedback that can be used to fine-tune products and growth strategies. We have developed a few different tools.

KapitalWise Relationship Management Tool: This tool is fully developed and being deployed in one of the top-three US retail banks by market capitalization. We aim to use the proceeds to deploy this solution in two or three additional banks in the next 12 months.

Financial Wellness Tools: This tool has been built and is currently in testing. We aim to use some of the proceeds from this raise to commercialize this product and also expand into international markets.

Customer Base: Since its inception, KapitalWise has piloted its platform with three large bank clients including Bank Of America, Standard Chartered Bank and third pilot customer is ABSA (formerly Barclays South Africa Group).

The Team

Officers and Directors

Name: Sajil Koroth

Sajil Koroth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Chief Technology Officer
  Dates of Service: April 01, 2017 - Present
  Responsibilities: Responsible for day-to-day operations, leading product and technology development, growth strategy, and product development. Sajil takes a salary compensation of $40,000.00/Year and equity compensation of total of 6,600,000 common stock.

Name: Paul Stamoulis

Paul Stamoulis's current primary role is with Clarim Holding. Paul Stamoulis currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & Chairman of the Board of Directors
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Provides guidance on corporate functions and business strategy. Paul doesn't take any salary for this role. His equity compensation of 233,256 common stocks and 100,00 options.

Other business experience in the past three years:

- **Employer:** Clarim Holding
  Title: Managing Director
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Manages a private holding company that brings together an ecosystem of companies across various targeted sets of verticals including media, communications, and talent.

Name: Rajithamol P Lakshmanan

Rajithamol P Lakshmanan's current primary role is with Mediaocean LLC . Rajithamol P Lakshmanan currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: May 01, 2017 - Present
  Responsibilities: Provide strategic advice and guidance on company growth and operations. Rajitha doesn't take any compensation for this role.

Other business experience in the past three years:

- **Employer:** Mediaocean LLC
  Title: Director of Development
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Develop business efforts for global platforms.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock without voting rights in the amount of up to $433,0000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service

It is possible that there may never be an operational KapitalWise SaaS Platform or that the product may never be used to engage in transactions. It is possible that the failure

to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our SaaS Platform. Delays or cost overruns in the development of our SaaS Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
KApitalWise Inc. was formed on 04/11/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KapitalWise Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that KapitalWise SaaS Platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties

will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on KapitalWise Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on KapitalWise Inc. could harm our reputation and materially negatively impact our financial condition and business.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Delaware corporation in 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the

likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings,

liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by Bank-level data encryption and the highest level of data security during transmission. The expenses associated with protecting our information/ these steps could reduce our operating margins

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Sajil Koroth, who is the Chief Executive Officer and Chief Technology Officer of the Company. The Company has or intends to enter into employment agreements with Sajil Koroth although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Sajil Koroth or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Sajil Koroth in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Sajil Koroth were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll,

sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for nonincome based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the SarbanesOxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional governmentimposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the

subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our business depends on our ability to successfully manage our credit risk, and failing

to do so may result in high charge-off rates.

Our success depends on our ability to manage our credit risk while attracting new customers with profitable usage patterns. We select our customers, manage their accounts and establish terms and credit limits using proprietary scoring models and other analytical techniques that are designed to set terms and credit limits to appropriately compensate us for the credit risk we accept, while encouraging customers to use their available credit. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in the preceding risk factor. There can be no assurance that our credit underwriting and risk management strategies will enable us to avoid high charge-off levels or delinquencies, or that our allowance for loan losses will be sufficient to cover actual losses.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks. While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary

or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain

names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases singlesource suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Equifax, Amazon, and Acxiom, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Our failure to deliver high-quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated

and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter

into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or

accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company depends on the performance of distributors, carriers and other resellers. The Company distributes its products through core banking tech providers, digital banking providers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from

securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no present market for the Securities, and we have arbitrarily set the price

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 65.53% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company, and its prospects to receive investments of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sajil Koroth	6,600,000	Common Stock	62.58

The Company's Securities

The Company has authorized Common Stock, SAFE (Simple Agreement for Future Equity), Rajithamol Convertible Note, Micro Venture Crowd Note, Holt Notes, and Vasu MP - Convertible Notes . As part of the Regulation Crowdfunding raise, the Company will be offering up to 294,556 of Common Stock.

Common Stock

The amount of security authorized is 10,638,298 with a total of 10,196,230 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering detailed below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

Anti-Dilution Rights

An early accelerator program investment includes an anti-dilution provision that grants the investor additional stock as needed to maintain 6% equity ownership.

Options

The total amount outstanding includes 1,500,000 of shares to be issued pursant to stock options. 1,025,845 shares have been issued while 474,155 are reserved but unissued.

SAFE (Simple Agreement for Future Equity)

The security will convert into The safe will automatically convert into the greater of (1) the number of shares of safe preferred stock equal to the purchase amount divided by the lessor of the discount price; or (2) the number of shares of safe preferred stock equal to the purchase amount divided by the conversion price. and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:

Amount outstanding: $75,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $7,500,000.00
Conversion Trigger: Equity Financing

Material Rights

In the event of an Equity Financing as set forth in the applicable SAFE, the SAFE will automatically convert into the greater of (1) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the lessor of the Discount Price; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. Accordingly, percentage cannot be determined until conversion rate is known.

Rajithamol Convertible Note

The security will convert into Common stock and the terms of the Rajithamol Convertible Note are outlined below:

Amount outstanding: $25,000.00
Maturity Date: July 30, 2019
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $3,500,000.00
Conversion Trigger: Maturity Date and/or Written Notice

Material Rights

Conversion is 180 days after written notice that cannot take place before the trigger date (maturity date). If no notice has been written, not in default.

Micro Venture Crowd Note

The security will convert into Upon the occurrence of a qualified equity financing the crowd note will convert into conversion shares pursuant to the following :if the investor is not a major investor, the crowd note will convert into conversion shares upon the earlier of (i) the company's election or (ii) a corporate transaction. if the investor is a major investor, the company will convert the crowd note into conversion shares prior to the closing of the qualified equity financing. and the terms of the Micro Venture Crowd Note are outlined below:

Amount outstanding: $101,210.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: "Qualified Equity Financing" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

Material Rights

Per the agreement, the company promises to pay each investor (the "Investor") who is recorded in MicroVenture Marketplace Inc., (the "Platform") records as having subscribed to this security (the "Crowd Note") the principal sum of his/her subscription (the "Purchase Price") unless converted into equity securities.

"Corporate Transaction Payment" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Holt Notes

The security will convert into Common stock and the terms of the Holt Notes are outlined below:

Amount outstanding: $37,850.00
Maturity Date: September 30, 2020
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified financing above 500K

Material Rights

At any time prior to the Maturity Date, and only until the closing of a Qualified Financing, as set forth within this Note, the Holder shall have the right to convert this Note into shares of common stock of the Company. The number of shares issued shall be equal to the Indebtedness divided by the 33 price per share assuming a $6,000,000 premoney equity valuation and calculated on a fully-diluted basis

Vasu MP - Convertible Notes

The security will convert into Common stock and the terms of the Vasu MP - Convertible Notes are outlined below:

Amount outstanding: $60,000.00
Maturity Date: April 14, 2019
Interest Rate: 5.0%
Discount Rate: %
Valuation Cap: $3,500,000.00
Conversion Trigger: Maturity Date and/or Written Notice

Material Rights

Note states conversion is 180 days after written notice that cannot take place before the trigger date (maturity date). If no notice has been written, not in default.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings

dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $19,000.00
  Number of Securities Sold: 312,086
  Use of proceeds: Product development and general working capital.
  Date: September 12, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $20,000.00
  Number of Securities Sold: 638,298
  Use of proceeds: Product development and general working capital.
  Date: April 24, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Product development and general working capital.
  Date: April 25, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $75,000.00
  Use of proceeds: Product development and general working capital.

Date: December 01, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $37,850.00
  Use of proceeds: Working capital.
  Date: September 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Product development and general working capital.
  Date: July 01, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $60,000.00
  Use of proceeds: Product development and general working capital.
  Date: April 01, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $101,210.00
  Use of proceeds: Product development, Business Development, Marketing
  Date: May 18, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

KapitalWise generated $79,000 in revenue in 2019, up by 156.49% year-over-year. Revenue in 2019 was generated in three separate months due to pilot customers testing out KapitalWise's services. One-time payments are made for a set period of use. In 2018, KapitalWise generated $30,800 in revenue for the year. Revenue in 2018 was generated in two separate months due to payments from pilot customers. In 2017, KapitalWise generated $30,900 in revenue for the year.

Expenses

In 2019, KapitalWise incurred $267,050 in operating expenses for the year, up by 102.04% year-over-year. In 2018, KapitalWise incurred $132,179 in total operating expenses for the year, up by 40.88% from $93,827 in 2017. Expenses peaked in Q4 2018 and Q1 2019 due to higher than normal compensation expenses. The company began to increase its compensation expense as it signed more pilot customers. However, the company removed management compensation in the second half of 2019 as it looked to reduce its burn rate. The company has continued to pay developer-related compensation as it looks to build out its platform and service pilot customers. In 2019, KapitalWise paid $183,292 in developer compensation, up from $82,131 in 2018, a 123.17% year-over-year increase.

Operating expenses in 2019 were largely composed of compensation-related expenses as the company focused on building out its platform. Other expenses such as marketing and advertising and platform hosting remained relatively flat or declined year-over-year. Expenses in 2019 can be broken out as:

• Developer Compensation: 68.64%

• Management Compensation: 9.25%

• Professional Fees: 7.24%

• Rent: 5.27%

• Other Expenses (e.g. marketing and platform

hosting): 9.60%

Operating expenses in 2018 were largely composed of compensation related expenses as the company ramped up spending on developer related compensation and management compensation toward the end of 2018. Additionally, the company began to invest more heavily in marketing-related expenses toward the end of 2018. Expenses in 2018 can be broken out as follows:

• Developer Compensation

• Marketing and Events: 10.89%

• Management Compensation: 9.46%

• Rent: 6.85%

• Other Expenses (e.g. travel and meals, and

platform hosting): 10.67%

Historical results and cash flows:

Net Income

In 2019, KapitalWise incurred a net loss of $197,122, up from a net loss of $110,187 in 2018. Quarterly net losses have been inconsistent due to revenue from pilot customers being generated in one-off payments, causing revenue to a spike in certain months. In general, the company has incurred a larger net loss in 2019 when compared to 2018 due to increased spending on items such as developer compensation, as the company looks to build out its platform and service pilot customers. In 2017, the company had a net loss of $62,927 for the year.

Cash Flow

In 2019, the company averaged a monthly burn rate of $10,471. Currently, the company has approximately eight months of runway left. With the proceeds from this raise, the company anticipates having approximately eight months of runway left if the minimum is raised, and eighteen months of runway left if the maximum is raised.

While nothing is guaranteed, for the year 2020, our projected net income is $812,500.00 and we are expecting a net loss of $163,306. For the year 2021, we project a net income of $2,907,700 and pre-tax revenue of $604,765. With that said, historical results and cash flows are not representative of what investors should expect in the future. Please refer to our risk factors regarding forward looking information.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 11, 2020, KapitalWise had approximately $87,800 in cash-on-hand. The company also has signed a couple of letters of intent and interest to use the solution with a few large financial institutions. The company is expecting to bring a steady revenue from these contracts in 2020 which will extend the runway considerably. In addition, the company plans to raise an additional $2M capital in Q1 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Currently, the company has approximately eight months of runway left. With the proceeds from this raise, the company anticipates having approximately eight months of runway left if the minimum is raised, and eighteen months of runway left if the maximum is raised. As discussed, the company is planning to raise additional funds

during Q1 2021.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the funds from this campaign are not necessary to the viability of the company.

Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?

A part of the current funds the company currently has was raised through a recent CF campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

As of July 11, 2020, KapitalWise had approximately $87,800 in cash-on-hand. During the first 6 months in 2020, the average burn rate was $12,800.00. We expect to be able to operate for 7 months if we raise the minimum.

How long will you be able to operate the company if you raise your maximum funding goal?

As of July 11, 2020, KapitalWise had approximately $87,800 in cash-on-hand. During the first 6 months in 2020, the average burn rate was $12,800.00. We expect to be able to operate for 18 months if we raise the maximum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has contemplated additional future fundraising and is planning to raise $2M in Q1 2021.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Rajithamol Lakshmanan
  Relationship to Company: Director

Nature / amount of interest in the transaction: Investment in the Company, $25,000.00. Benefits or compensation received by Company- General working capital

Material Terms: On July 20, 2017 the company entered into Convertible Promissory Note Agreement with Rajithamol P Lakshmanan a company's board member the amount of $ 25,000, which bear interest rate of 8% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 25,000, and accrued interest was $ 5,000.

Valuation

Pre-Money Valuation: $14,988,458.10

Valuation Details:

The pre-money valuation was determined based on an analysis of multiple factors of the company. First, we referenced the company's past investment activity The company has received investments from top accelerators like TechStars and large VC firms such as Breega Capital. In the most recent round, the company raised at a valuation cap of 8.5M. The company had made reasonable progress and doubled the runway since the last round. Second, we analyzed the value of our current and prospective clients. Currently, we have clients accounting for $800K in contract value and are in discussions with prospective new clients. Third, we factored in the anticipated market opportunity

1. According to CBInsights, the global fintech industry has experienced significant growth recently, with increased funding and user adoption pushing the industry forward.

2. According to PitchBook Data, the median pre-money valuation for FinTech company was $13.5 million in 2019, up from $11 million in 2018

3. According to PitchBook Data, the median deal size was $2.6 million in 2019, up from $1.9 million in 2018

4. According to PitchBook Data, between 2009 and 2019, capital invested in the FinTech industry grew at a compound annual growth rate (CAGR) of 37.66%

Finally, we factored in investment activity and exits in the broader fintech market. Our valuation was determined internally, without a formal third party independent

evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Campaign marketing

- *Research & Development*
  46.5%
  Within research and development (R&D), KapitalWise plans to invest more capital into the product development of its engagement platform. Features the company plans on developing and releasing this year include a lead generation tool and consumer taste profiles.

If we raise the over allotment amount of $432,997.32, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  25.0%
  Within research and development (R&D), KapitalWise plans to invest more capital into the product development of its engagement platform. Features the company plans on developing and releasing this year include a lead generation tool and consumer taste profiles.

- *Working Capital*
  14.0%
  General working capital for the next 12 months post-closing

- *Marketing*
  5.5%
  The company is planning to attend a few industry conferences and sponsor a few banking technology events. This will also cover the cost for sales operations and any sales related travel expenses.

- *Company Employment*
  42.0%
  Sales staff and systems. Hiring one additional sales director and a chief revenue officer post-close.

- *Operations*
  10.0%
  Other operation expenses including insurance, office rent, Accounting fees, Utilities, and attorney fees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.kapitalwise.com/ (kapitalwise.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR KapitalWise, Inc.

[See attached]

KAPITALWISE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
KapitalWise, Inc.
Wilmington, Delaware

We have reviewed the accompanying financial statements of KapitalWise, Inc.(the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 10, 2020
Los Angeles, California

KAPITALWISE, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2019**	**2018**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 9,893	$ 60,544
Accounts receivable—net	57,000	-
Prepaids and other current assets	-	114,000
Total current assets	**66,893**	**174,544**
Total assets	**$ 66,893**	**$ 174,544**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 5,400	$ -
Other current liabilities	21,230	14,033
Total current liabilities	**26,630**	**14,033**
Convertible Note Payable	197,850	147,850
Total liabilities	**224,480**	**161,883**
STOCKHOLDERS EQUITY		
Common Stock	87	83
Preferred Stock	-	-
Additional Paid In Capital (APIC)	217,788	190,917
Retained earnings/(Accumulated Deficit)	(375,462)	(178,339)
Total stockholders' equity	**(157,587)**	**12,661**
Total liabilities and stockholders' equity	**$ 66,893**	**$ 174,544**

See accompanying notes to financial statements.

KAPITALWISE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
Net revenue	$ 79,000	$ 30,800
Cost of goods sold	-	-
Gross profit	79,000	30,800
Operating expenses		
General and administrative	256,998	117,785
Sales and marketing	10,053	14,394
Total operating expenses	267,051	132,179
Operating income/(loss)	(188,051)	(101,379)
Interest expense	9,072	8,808
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(197,123)	(110,187)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (197,123)**	**$ (110,187)**

See accompanying notes to financial statements.

KAPITALWISE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital (APIC)	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2017	**7,388,465**	**$ 74**	**$ 19,926**	**$ (68,152)**	**$ (48,152)**
Net income/(loss)				(110,187)	(110,187)
Issuance of Common Stock	950,384	$ 9	170,991		171,000
Balance—December 31, 2018	**8,338,849**	**$ 83**	**$ 190,917**	**$ (178,339)**	**$ 12,661**
Net income/(loss)	-		-	(197,123)	(197,123)
Conversion of Convertible Notes into Equity	357,381	4	26,871		26,875
Balance—December 31, 2019	**8,696,230**	**$ 87**	**$ 217,788**	**$ (375,462)**	**$ (157,587)**

See accompanying notes to financial statements.

KAPITALWISE, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2019**		**2018**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(197,123)	$	(110,187)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivable—net		(57,000)		-
Prepaids and other current assets		114,000		(99,000)
Accounts payable and accrued expenses		5,400		(15,000)
Credit Cards		-		-
Other current liabilities		9,072		8,808
Net cash provided/(used) by operating activities		**(125,651)**		**(215,379)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Convertible Notes Payable		75,000		37,850
Repayment of Loans		-		-
Borrowings on Notes Payable		-		-
Repayment of Notes				-
Issuance of Common Stock		-		171,000
Net cash provided/(used) by financing activities		**75,000**		**208,850**
Change in cash		(50,651)		(6,529)
Cash—beginning of year		60,544		67,073
Cash—end of year	**$**	**9,893**	**$**	**60,544**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Conversion of Convertible debt into Equity	$	26,875	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

KapitalWise, Inc. was formed on April 11, 2017 in the state of Delaware. The financial statements KapitalWise, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

KapitalWise helps financial institutions to leverage data to drive revenue. The company's artificial intelligence (AI) platform is engineered to help banks hyper-personalize customer engagement. The platform analyzes data from a variety of sources with the goal of detecting a consumer's characteristics and preferences, predicting their future cash flow, and detecting changes in their financial condition. This data can help bank's sales, marketing and relationship managers efficiently build more personal relationship with their clients. Since its inception in 2017, KapitalWise has raised over $500,000 in funding from investors and accelerators such as Techstars and the Independent Community Bankers of America (ICBA).

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31,2018, the Company determined that no reserve was necessary.

Income Taxes

KapitalWise, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences

between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its artificial intelligence platform service to banking clients when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Software development

Since the Company is an early stage company, it expenses software development costs as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 10, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2019	2018
Prepaid Expenditure	-	114,000
Total Prepaids and Other Current Assets	**-**	**114,000**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Interest Accrued on Convertible debt	21,230	14,033
Total Other Current Liabilities	**21,230**	**14,033**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

<u>Common Stock</u>

The Company is authorized to issue 10,638,298 of common shares at $0.00001 par value. As of December 31, 2019, 8,696,230 shares of common stock have been issued and outstanding.

During 2019, the entire outstanding Convertible Promissory Note Agreement with Breega Capital in the amount of $ 25,000 plus accrued interest of $ 1,875 was converted into equity, and 357,381 of common stock were issued.

5.   DEBT

On April 14, 2017 the company entered into Convertible Promissory Note Agreement with Vasu MP in the amount of $ 60,000, which bear interest rate of 5% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 60,000 and accrued interest was $ 13,200.

On July 20, 2017 the company entered into Convertible Promissory Note Agreement with Rajithamol P Lakshmanan, a company's board member in the amount of $ 25,000, which bear interest rate of 8% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 25,000, and accrued interest was $ 5,000.

On September 30, 2018 the company entered into Convertible Promissory Note Agreement with Holt Accelerator, LP in the amount of $ 37,850, which bear interest rate of 6% per annum. The total Principal Sum hereof, together with all interest accrued thereon which has not previously been paid to the Holder (collectively the "Indebtedness") shall, if not earlier converted pursuant to the terms of this Convertible Promissory Note (this "Note"), be payable in full on September 30th, 2020 (the "Maturity Date"). The outstanding balance of this loan as of December 31, 2019 was $ 37,850, and accrued interest was $ 3,030.

On December 27, 2018 the company entered into SAFE agreement with Independent Community Bankers of America, a Minnesota corporation ("ICBA") in the amount of $ 75,000 and bears no interest. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to ICBA a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. Additionally, this instrument will

expire and terminate by paying cash equal to Purchase amount. The outstanding balance of this loan as of December 31, 2019 was $ 75,000.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (23,994)	$ (11,602)
Valuation Allowance	23,994	11,602
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	(103,628)	$ (49,222)
Valuation Allowance	103,628	49,222
Total Net Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $23 thousand. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

On July 20, 2017 the company entered into Convertible Promissory Note Agreement with Rajithamol P Lakshmanan a company's board member the amount of $ 25,000, which bear interest rate of 8% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) one hundred and eighty (180) days after written demand for such payment has been made by a Majority in Interest of Investors or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof. The outstanding balance of this loan as of December 31, 2019 was $ 25,000, and accrued interest was $ 5,000.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2018, the company entered into a month to month rental contract with Rise Operation for shared co-working place. As of December 31, 2019, and 2018, rent expenses were in the amount of $14,079 and $9,054 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 10, 2020, the date the financial statements were available to be issued.

On June 2, 2020, the Company entered Crowd Note agreement with MicroVenture Marketplace Inc. (the "Platform"). Per the agreement, the company promises to pay each investor (the "Investor") who is recorded in MicroVenture Marketplace Inc., (the "Platform") records as having subscribed to this security (the "Crowd Note") the principal sum of

his/her subscription (the "Purchase Price") unless converted into equity securities. The "Valuation Cap" is $8 million. The "Discount" is 20% The "Offering End Date" is May 18, 2020. The company is to issue to investors notes in the amount $101,200.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $197,123, an operating cash flow loss of $125,651 and an accumulated deficit of $375,462 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine

Start Investing | Get Funding | Blog | Sign In

This offering is not live or open to the public at this moment.

KapitalWise

AI powered insights for financial institutions



Leverage Data. Drive Revenue.



$0.00 raised

0
Investors

Days Left

$1.47
Price per Share

$15M
Valuation

Equity
Offering Type

$249.90
Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website New York, NY DATA/ANALYTICS FINANCIAL SERVICES

KapitalWise is a FinTech company providing client relationship solutions to financial institutions to enable them to increase efficiency and user experience. Our platform analyzes data from a variety of sources with the goal of identifying life, financial and credit events to help financial institutions engage with customers at the moment they need the service the most.



Overview Team Terms Updates Comments Follow

Reasons to Invest

- We've seen YoY revenue growth of 150% from 2018-2019, and have secured early contracts with Bank Of America, Standard Chartered Bank, and ABSA in addition to partnerships with Finastra and ICBA
- A team with over 150 years of combined experience guiding FinTech development, data science, and business development
- The market for FinTech (already $127.66B globally) is predicted to become a major disruptor for the wider financial market space

Some of our Customers

Bank of America   **absa**   **Standard Chartered**

OVERVIEW

Taking financial institution relationships into the digital age

With KapitalWise, financial institutions will be able to seamlessly integrate their customer relationship operations with a pool of relevant information and indicators that will increase efficiency and overall sales while improving the customer experience. So far the company has signed agreements with major banks including Bank of America and Standard Chartered Bank UK and ABSA (formerly Barclays South Africa). The company also has multiple letters of intent from mid-market banks within the US and has signed partnership agreements with ICBA and Finastra.

The finance industry looks at FinTech as the obvious progression for the next market segment to take off, with many of the largest financial institutions hedging their futures by investing in FinTech. COVID-19 will change the way people bank forever and financial institutions will 'double down' on digital solutions

Understanding Customers Through Data is the Foundation for Customer First Banking





Some numbers about us.

We enable financial institutions to leverage data to drive revenue.

70%	**6x**	**15%**
reduced customer acquisition cost	more conversions	more engagement rate

Our Press Features

 

 

THE PROBLEM

8 in 10 consumers would switch financial institutions for a better experience.

Source

As Millennials and Generation Z come of age, they're expecting a seamless user experience on par with all of the other technology they are used to. The financial institution industry's evolution into the digital era has sparked plenty of growth and increased efficiency, but we believe it has failed to find a way to improve those client relationships that are valued so highly now.



Lack of an aggregated view of the customer's transactions, profile and preferences.



Product recommendations that don't align with customer's financial wellness, expectations.



Keeping up with financial changes in the consumer's life to engage them at the right time.



Low cross-sell ratio and high customer retention cost.

This has resulted in a significant first-year churn rate for new customers hovering around 20-25%. In order for financial institutions to truly keep up with the modern-day customer, we believe they need to customize and personalize their customer experience - empowering the individuals to feel in charge of their finances.

20-25%
first-year churn rate for new customers



THE SOLUTION

The KapitalWise SaaS platform uses AI to hyper-personalize customer engagement

KapitalWise has built a platform that aims to help financial institution relationship managers elevate their work, with new and relevant insights into their client's financial life and recommendations for how to best help customers achieve their financial goals.



Digital is the new normal.

Our platform analyzes data to **help you engage with customers** at the moment they need you the most.

Three Platforms



Adaptive Banking



Small Business Engagement



Financial Wellness

Managers can use this platform and their improved understanding of their clients to upsell and cross-sell appropriate products and services.

Financial institutions can also use our platform for marketing and other insight-driven operations.

We've created a way to extract behavioral insights from financial information on a massive scale. We believe that with the insights we can provide, financial institutions will be able to create the customer experience that everyone wants.

OurBank
Dashboards
Events
Insights
Prospects
ROI
Admin
Product Filter
Product Type
Deposit account
Credit Card
Mortgage
Wealth Management
Top Insights:

The $1.5T finance and insurance industries are ripe for disruption

Source

The FinTech industry is already a major contributor to the global financial sector, but Goldman Sachs analysts have predicted that it may eventually disrupt up to $4.7T of the revenue now stemming from traditional financial services.

84% of banks with assets > $50B



96% of banks with assets from $1-$50B



have yet to adopt AI consumer engagement solutions.

Source

Credit Unions and Banks are hyper-aware of this trend, and how important these tech solutions have become to their businesses: 60% of credit unions and 49% of banks say they believe that a partnership with a FinTech firm is important.

And among the big players like Goldman Sachs and Citigroup, diversifying some of their investments in FinTech has become a way to future-proof their portfolio.

60% of credit unions   **49% of banks**



believe that a partnership with a FinTech firm is important.

Source 1 and Source 2

OUR TRACTION

Over $500K in seed funding from investors, and Techstars accelerator

In just a few years since our founding in 2017, KapitalWise has graduated from the Barclays Techstars and Fintech Innovation lab and received over $500K from investors and accelerators like Techstars, Breega Capital, and the Independent Community Bankers of America (ICBA).

We already have paid evaluation contracts signed with Bank Of America, Standard Chartered Bank UK and Barclays South Africa (ABSA). Additionally we have a Letter of Intent from one of the top US digital banks, as well as innovation and sales partnership agreements with Finastra, ICBA, and Barclays Rise.

Proud Partners

Our partners build technology and programs that make banking more accessible, enable new ways to improve consumer's financial life and accelerate innovation

FINASTRA

FinTech Innovation Lab

rise
in partnership with
Barclays

techstars

ICBA

From 2018 to 2019 we've seen year-over-year revenue growth of over 150%.


2018
2019
150%
year over year
revenue growth

WHAT WE DO

Our AI-enabled platform detects a consumer's characteristics and preferences to help their financial institution

KapitalWise has developed an artificial intelligence (AI)-enabled platform that analyzes transactional data with the goal of detecting a consumer's characteristics and preferences, predicting their future cash flow, and detecting changes in their financial condition. By predicting and recording these events, we help financial institutions identify and link customers to appropriate products and services. This data can also be used by financial institutions to better help their customers reach their financial goals.


BANK OF AMERICA
Events
Dashboard
Events
Insights
ROI
Admin
Analyst
Event Filter
EXPORT CSV
Name
Address
City
Zipcode
Category
Confidence
RESTAURANTS
Detail



Sardi's Restaurant
234 W 44th St Ste 300
NewYork
10036
RESTAURANTS
Detail
Page
of 10
10 rows

Our algorithm uses proprietary models, with inputs from first-party bank data (call center, bill pay, and customer profile data), KapitalWise-gathered open web data (weather information and census data), and third-party data (credit scores).

With the combination of all of this, we've been able to open new doors to understanding consumer behavior.

Adaptive Banking Platform
Smart Profiles
Events & Triggers
Seamless Integration
KapitalWise
Small Business Engagement Platform
Customer Needs
Insight Portal
Strong Brand Identity
Intelligent Cross-Sell
Loyal Customers
Financial Wellness Platform
Smart Goals



























Micro Investing
Wellness Scoring
76

THE BUSINESS MODEL

B2B model with volume-based pricing

We are pursuing a B2B model for our distribution.

By utilizing volume-based pricing we charge $1.80 to $3.00 per account per year, as well as additional fees for FICO and credit inquiry access.

We also charge an installation fee for onsite installations which range from $150K to $300K.





SaaS Pricing

$1.80-$3.00 per year



Installation

$150K-$300K



Avg. ARR

60K-80K active accounts
$140K - $200K ARR

HOW WE ARE DIFFERENT

A proprietary algorithm that looks

forward

KapitalWise utilizes a proprietary algorithm powered by AI and ML that actively detects and predicts upcoming events and changes in the lives of the bank's customers, and in doing so, enables financial institutions to fit their sales and management tactics to each individual.


Look beyond the numbers.
Know your customer's story.


BANK OF AMERICA
Dashboard
Events
Insights
ROI
Admin
Analyst
Le Bernardin
Expenses Fiscal Year to Date
Rent or Lease
Utilities
Meals and Entertainment
Insurance
Car and Truck
All Other
Gross Profit
Day Total:
$555
Day Last Week:
$123
Sales By Week
Week Total:
$2600
Week Last Year:
$3360
Sales By Day
Day Total:
$823
Day Last Week:
$700
Cash and Commitments
Projections

We have a unique third party product detection algorithm that helps financial institutions detect third party products subscribed to by their customers.

We believe that our technology is truly more effective than everything else on the market.

Stacking Up Against

Flybits, personetics, Kassito, Segmint

Events & Triggers

KapitalWise

Conversation AI

Kassito

personetics

Third-Party Product Detection

KapitalWise

Financial Wellness Platform

KapitalWise

Small Business Engagement

KapitalWise

segmint

SaaS Platform

KapitalWise

THE VISION

The future of digital relationships for financial institutions

In the next five years, our goal is to become the market leader in financial institution customer engagement.

We know that the future of financial institution relationships is digital, and with an accessible, affordable (to mid-market banks), and highly effective platform, we believe that we can lead the way.

" In the next five years, our goal is to

In the next five years, our goal is to become the market leader in retail banking customer engagement.

Experts in financial product development, data science, and machine learning

Sajil Koroth is a serial entrepreneur who has left his mark on brands like Oracle and LearnVest (where he was the lead engineer), and founded two FinTech startups in New York.



Sajil Koroth

Prior Experience at Oracle & Learnvest

Raymond Tuckler was a founding member of the OnDeck sales team, personally originating $150M in new business. Before KapitalWise, he was the Director of Sales at Exponea.



Raymond Tucker

Prior Experience at OnDeck & Exponea

Paul Stamoulis is an experienced banker and investor, and a veteran of retail and investment banking. Before KapitalWise, Paul held various senior roles at ScotiaBank and TD Bank.



Paul Stamoulis



**Prior Experience at
Scotiabank & TD Bank**

WHY INVEST

An excellent product backed by an experienced team in an in-demand market space

The FinTech market has become one of the most interesting and important sectors of finance in recent years, as everyone is looking for the next piece of tech that can give them an edge over their competitors.

We believe our proprietary algorithm is going to be a game-changer for the financial institution relationship manager.

Our team has done this before and is tapped into this industry. With three paying customers — including ABSA (formerly Barclays Africa Group) — we believe we have proved that our product is filling a gap in the market.

We've been very successful at helping financial institutions accelerate customer acquisitions and improve loyalty.

In the Press

   

SHOW MORE

Meet Our Team



Sajil Koroth
CEO and Founder

Sajil Koroth is a serial entrepreneur with a record of impact at brands like LearnVest, Oracle, and IHS Markit. Before starting KapitalWise, Sajil led engineering at LearnVest and IHS Markit and co-founded two FinTech startups in New York. Sajil has more than 15 years of experience in financial product development, engineering, data science, and machine learning. Sajil is a skilled strategist and operator with subject matter knowledge in wealth management, mutual funds and fixed income, strategy, and operations. He holds an undergraduate degree from the University of Calicut and a postgraduate degree in computer science from the University of Madrasas.





Paul Stamoulis
Chairman of the Board

Paul is an experienced banker, investor, and operator in the areas of retail banking, investment banking, and capital markets. He has the ability to lead, manage, and grow complex businesses across various geographies and disciplines in challenging markets. Paul is a managing partner at Clarim Holding, a private holding company that brings together an ecosystem of companies across various targeted sets of verticals. As an experienced banker, Paul has held various senior executive roles at Scotia Bank and TD bank. He holds an undergraduate degree in finance from St. Anselm College and an Executive MBA from Harvard Business School.





Raymond Tuckler
Director of Business Development

Raymond is a FinTech professional with extensive experience in B2B SaaS business development. Raymond was a founding member of OnDeck sales team where he personally originated $150 million in new business while maintaining between 12-18 new clients per month. Raymond is a professional who believes in hard work ethics as well as enjoying his career and life. He was the director of sales at Exponea before joining the KapitalWise team.

Raymond holds a Bachelors Degree in economics from The City College of New York.





Manuel Morales Phd.
Scientific Advisor

Manuel Morales is an experienced scientist and leader in the field of Artificial Intelligence in banking who often gets called upon for his knowledge and experience in creating business value through AI. He has experience in accompanying businesses through their digital transformation. Based on his scientific expertise, he intuitively sees the threads of opportunity that wind through an organization and helps transform them into value propositions, He remains a member of the scientific community which gives him a valuable perspective and credibility as he links up and aligns technical data science teams with product owners/managers into a coherent transformation strategy.



  



Ashish Sahu

Lead Data Scientist

Ashish joined KapitalWise in 2017. He currently leads the KapitalWise engineering team from Bangalore. He is a computer science graduate from the Indian Institute of Technology Jodhpur.





Sohail Khan

Software Developer

Strong engineering professional with a Bachelor of Technology focused in Computer Science from the Indian Institute of Technology, Jodhpur.





Rajitha Lakshmanan

Board Member and Engineering Advisor

Skilled information technology strategist with strong analytical, project management, leadership, and programming background.



Offering Summary

Company : KapitalWise, Inc.

Corporate Address : 43 West 23rd Street, New York, NY 10010

Offering Minimum : $9,998.94

Offering Maximum : $432,997.32

Minimum Investment Amount (per investor) : $249.90

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 6,802

Maximum Number of Shares Offered : 294,556

Price per Share : $1.47

Pre-Money Valuation : $14,988,458.10

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hrs and receive an additional 20% bonus shares.

Very Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+ | Silver Tier

Access to KapitalWise quarterly investor update emails to stay up to date on new product launches, partnerships, customer lists, and team updates.

$1,000+ | Gold Tier

KapitalWise T-Shirt + Access to KapitalWise quarterly investor update emails + 5% bonus shares.

$5,000+ | Platinum

Gold Tier Perk + 15% bonus shares.

$10,000+ | Diamond Tier

Gold Tier Perk + 20% bonus shares.

The 10% Bonus for StartEngine Shareholders

KAPITALWISE, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.47/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $147. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow KapitalWise to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

 I'm not a robot  reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.


   
Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>VIDEO 1</u>

VO:

My name is Sajil Koroth, we are a New York-based technology platform that helps financial institutions to personalize consumer engagement at scale using AI.

Customer preferences are changing when it comes to traditional banking. They aren't looking to visit a physical branch to have a conversation about their financial future. Instead, they're selecting products one by one and turning to fintech apps to help them manage their finances. Today's customer is influenced by contextualized and personalized product offerings and most financial institutions fail to offer these desired solutions.

At KapitalWise we believe that data and analytics are at the core of every financial institution's goals of building a stronger brand through better customer experience. We use AI to help Financial Institutions provide the right financial advice, recommend the right products, and measure the financial wellness of their customers. Our tech is designed to maximize the insights gained from the data to detect and predict the customer's key life events. We want financial institutions to be better positioned to offer the right solution at the right time.

VO:

With a focus on customers who now expect personalization, we built unique customer-facing tools that financial institutions can now leverage in their digital experience. Powered by our AI, we're able to curate the customer experience based on actual events happening in their lives. This hyper-personalization helps banks to offer relevant content and product experience to each individual customer.

It's an exciting time to be in fintech! The use of AI in the financial services industry is projected to grow significantly in the coming years. In 2017, the global AI spend in this industry was 2.5 billion dollars and is expected to reach 20 billion dollars by the end of 2025.

VO:

In the US alone, there are over 7,500 banks and credit unions creating a total addressable market over $5.5 billion for KapitalWise, adding in the large global banks, this opportunity crosses 10 billion. From community banks to the large financial institutions, they are all seeking to serve their customers with technologies that they can quickly license and deploy at scale to compete with the Fintechs.

VO:

We are a team with a combined 150 years of experience in financial technology. We have a deep understanding of the gaps between traditional financial services and the needs of today's consumers. We are aiming to be the market leader in AI and personalization for the financial service industry and we hope that you become part of our journey.

<u>VIDEO 2</u>

Are you responsible for improving customer engagement and cross-sell at your bank? Wouldn't it be great to have the power of AI working to improve the quality of your customer service?

At KapitalWise we believe that great customer service must become part of the bank's genetic code. Our artificial intelligence platform combines the bank's internal data with pre-vetted external data to build a 360-degree view of your customer's personal and financial life. Our adaptive banking platform can detect a consumer's characteristics and preferences predicting their life and financial events.

With the help of our prebuilt integration with your CRM and marketing tools, these valuable insights can be converted into revenue-generating sales leads or more pinpointed marketing.

Be a customer-first bank by engaging your customer's at the right time when they need you the most. Reach out to us today so that we can show how we can convert your data into revenue-generating insights.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:53 PM 04/17/2017
FILED 03:53 PM 04/17/2017
SR 20172552625 - File Number 6376709

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

KAPITALWISE, INC.

KapitalWise, Inc., a corporation organized under the laws of the State of Delaware (the "**Corporation**"), originally incorporated on April 11, 2017, under the same name, hereby restates and amends its Certificate of Incorporation duly adopted by the Board of Directors pursuant to Section 245 and 242 of the Delaware General Corporation Law ("**DGCL**"). The original Certificate of Incorporation is amended and restated as follows:

1. **Name.** The name of the corporation is KapitalWise, Inc.

2. **Registered Agent.** The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, in the city of Lewes, County of Sussex, State of Delaware 19958. The name of the registered agent of the Corporation at such address is Harvard Business Services, Inc.

3. **Purpose.** The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. **Classes of Stock.** The total number of shares of stock which the Corporation is authorized to issue is 10,638,298. All shares shall be Common Stock par value $0.00001 per share and are to be of one class.

5. **Vote by Ballot.** Unless and except to the extent that the Bylaws of the Corporation (the "**Bylaws**") shall so require, the election of directors of the Corporation need not be by written ballot.

6. **Limitation of Liability.** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this paragraph seven shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

7. **Indemnification.** The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation

or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

8. **Amendment of Bylaws.** In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any By-law adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

9. **Amendment of Certificate of Incorporation.** The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation of the Corporation (the **"Certificate of Incorporation"**) or the Bylaws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 17th day of April, 2017

By /s/ Sajil Koroth_____

Sajil Koroth,

Authorized Officer